StyleBar, LLC

Profit and Loss
January - May, 2022

	TOTAL
Income	
Returns and Allowances	-781.00
Salon Services	193,722.34
Total Income	**$192,941.34**
Cost of Goods Sold	
Cost of Labor	86,633.72
Cost of Supplies	6,932.00
Total Cost of Goods Sold	**$93,565.72**
GROSS PROFIT	**$99,375.62**
Expenses	
Advertising & Marketing	8,508.19
Auto	
Insurance	342.05
Repairs & Maintenance	126.37
Total Auto	**468.42**
Bank Charges & Fees	533.75
Computer Expense	104.94
Credit Card Finance Charges	357.62
Credit Card Merchant Fees	3,763.97
Credit Card Service Fees	39.00
Dues & Subscriptions	2,984.98
Insurance	
Life Insurance	196.05
Total Insurance	**196.05**
Legal & Professional Services	
Accounting & Taxes	3,690.00
Other Professional Fees	47.48
Total Legal & Professional Services	**3,737.48**
Meals & Entertainment	
Entertainment	155.34
Meals	1,136.34
Restaurant Meals	5,144.63
Total Meals & Entertainment	**6,436.31**
Office Supplies & Software	1,810.91
Postage & Mailings	2,142.05
Printing & Stationery	10.00
Rent & Lease	33,919.81
Repairs & Maintenance	645.81
Taxes & Licenses	1,084.00

StyleBar, LLC

Profit and Loss
January - May, 2022

	TOTAL
Travel	
Airfare	974.93
Lodging	1,684.11
Transportation	202.81
Total Travel	**2,861.85**
Utilities	323.86
Electricity	305.95
Internet & Cable	1,512.08
Total Utilities	**2,141.89**
Website Fees	229.35
Total Expenses	**$71,976.38**
NET OPERATING INCOME	**$27,399.24**
NET INCOME	**$27,399.24**

StyleBar, LLC

Balance Sheet

As of May 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First National Bank Checking-4624	7,000.00
PNC Bank Checking-6367	8.74
United Bank Checking-1004	5,721.49
Total Bank Accounts	**$12,730.23**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$12,730.23**
TOTAL ASSETS	**$12,730.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card-4408	9,414.34
Total Credit Cards	**$9,414.34**
Total Current Liabilities	**$9,414.34**
Long-Term Liabilities	
SBA Loan Payable	40,200.00
Total Long-Term Liabilities	**$40,200.00**
Total Liabilities	**$49,614.34**
Equity	
Member's Distribution	-29,500.46
Opening Balance Equity	-9,538.11
Retained Earnings	-25,244.78
Net Income	27,399.24
Total Equity	**$ -36,884.11**
TOTAL LIABILITIES AND EQUITY	**$12,730.23**

StyleBar, LLC

Statement of Cash Flows

January - May, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	27,399.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Chase Credit Card-4408	9,414.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,414.34**
Net cash provided by operating activities	**$36,813.58**
FINANCING ACTIVITIES	
Member's Distribution	74,186.75
Opening Balance Equity	-4,485.28
Retained Earnings	-103,687.21
Net cash provided by financing activities	**$ -33,985.74**
NET CASH INCREASE FOR PERIOD	**$2,827.84**
Cash at beginning of period	9,902.39
CASH AT END OF PERIOD	**$12,730.23**